SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT No. 4)

                             Ashland Coal, Inc.
                              (Name of issuer)

                                Common Stock
                       (Title of class of securities)

                                043906 10 6
                               (CUSIP number)

                             Thomas L. Feazell
                           Senior Vice President,
                       General Counsel and Secretary
                                Ashland Inc.
                             1000 Ashland Drive
                             Russell, KY 41169
                               (606) 329-3333
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               April 4, 1997
          (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

         Check the following box if a fee is being paid with the statement. ____ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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                                                            Page 2 of 7 pages
CUSIP No. 043906 10 6 13D


1        NAME OF REPORTING PERSONS       Ashland Inc.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  61-0122250

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                  N/A                                         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS   00       (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                          0
     BENEFICIALLY
       OWNED BY                8    SHARED VOTING POWER
         EACH                           10,281,586
       REPORTING                        (See Items 1 and 5)
    PERSON WITH
                               9    SOLE DISPOSITIVE POWER
                                                     0

                              10    SHARED DISPOSITIVE POWER
                                        10,281,586
                                        (See Items 1 and 5)

11       AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,281,586 shares of Common Stock* (See Items 1 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              56.8% of the shares of Common Stock*   (See Items 1 and 5)


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                                                            Page 3 of 7 pages

14       TYPE OF REPORTING PERSON
              CO





* Includes shares of Common Stock obtainable through the conversion of the Class B Preferred Stock into Common Stock before August 18, 1998.

                                                            Page 4 of 7 pages



                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D

ITEM 1.  SECURITY AND ISSUER
         Ashland Inc. ("Ashland") currently owns 7,529,686 shares of Common Stock ("Common Stock"), par value $.01 per share, of Ashland Coal, Inc. ("Ashland Coal"), an increase of 48,396 shares of Common Stock since Amendment No. 3 to Form 13-D was filed. Ashland also owns 150 shares of Class B Preferred Stock of Ashland Coal. Each share of Class B Preferred is presently convertible into 18,346 shares of Common Stock. This conversion rate increases to 19,596 shares of Common Stock on August 18, 1998 and to 20,846 shares of Common Stock on August 18, 2003. Carboex International, Inc. ("Carboex") owns 100 shares of Class C Preferred Stock which has the same conversion rights as Class B Preferred Stock.
         Ashland Coal is a Delaware corporation with its principal executive offices located at 2205 Fifth Street Road, Huntington, West Virginia 25771.

ITEM 2.  IDENTITY AND BACKGROUND
         (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 1000 Ashland Drive, Russell, KY 41169. Ashland is a large U.S. independent refiner and independent crude oil gatherer and marketer; a regional retail marketer of gasoline and merchandise; and a motor oil and automotive chemical marketer in the U.S. and other countries. In addition, Ashland is a large distributor of chemicals and plastics in North America; a supplier of specialty chemicals worldwide; a large U.S. highway contractor; and a producer of natural gas and crude oil. Ashland also has equity positions in Ashland Coal and Arch Mineral Corporation ("Arch Mineral"), both U.S. coal producers.
         The executive officers and directors of Ashland and their principal occupations are shown on the attached Schedule I. The business address of each executive officer is shown on Schedule I. Each director's business address is Ashland Inc., c/o Office of the Secretary,1000 Ashland Drive, Russell, KY 41169.

                                                            Page 5 of 7 pages

         (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f) Each executive officer and director is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         Ashland has its shares of Common Stock and Class B Preferred Stock enrolled in Ashland Coal's Dividend Reinvestment Plan ("DRIP"). Under the DRIP, the dividends Ashland receives on its Ashland Coal Common Stock and Class B Preferred are used to purchase additional shares of Ashland Coal Common Stock in open market purchases. Since Amendment No. 3 to Form 13-D was filed, Ashland has acquired 48,396 shares of Ashland Coal Common Stock through the DRIP.

ITEM 4.  PURPOSE OF TRANSACTION
         Ashland acquired the additional Common Stock for investment purposes. Currently, Ashland has elected five of its executive officers to Ashland Coal's Board of Directors and has sufficient voting power to elect at least one additional director to Ashland Coal's Board.
         This statement is being filed in connection with the Agreement and Plan of Merger, dated as of April 4, 1997 (the "Merger Agreement"), among Arch Mineral Corporation ("Arch Mineral"), AMC Merger Corporation, a Delaware corporation and wholly owned subsidiary of Arch Mineral ("Merger Sub") and Ashland Coal, pursuant to which, among other things, Ashland Coal will become a wholly owned subsidiary of Arch Mineral (the "Merger"). A copy of the Merger Agreement is filed as Exhibit 7.1 to this Statement and incorporated herein by reference.

                                                            Page 6 of 7 pages

         In connection with the execution of the Merger Agreement, Ashland has entered into a Voting Agreement dated as of April 4, 1997 with Arch Mineral (the "Voting Agreement"), pursuant to which Ashland has agreed, until the earlier of the Effective Time of the Merger (as defined in the Merger Agreement) or the date on which the Merger Agreement is terminated, to vote its shares of Ashland Coal Common Stock and its shares of Class B Preferred Stock, par value $100 per share, for the approval and adoption of the Merger Agreement and in favor of the Merger and to grant to Arch Mineral, upon Arch Mineral's request, its irrevocable proxy to vote such shares in such manner. A copy of the Voting Agreement is filed as Exhibit
7.2 to this Statement and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         By virtue of the Voting Agreement, pursuant to which Ashland has agreed with Arch Mineral that it will vote, or grant to Arch Mineral at Arch Mineral's request, a proxy with respect to 7,529,686 shares of Ashland Coal Common Stock and 150 shares of Ashland Coal Class B Preferred Stock owned by Ashland, Ashland and Arch Mineral may be deemed to have shared power to vote such shares. Included within the 10,281,586 shares of Ashland Coal Common Stock reported as beneficially owned by Ashland are the 7,529,686 shares reported above and an additional 2,751,900 shares of Ashland Coal Common Stock that would be issuable upon the conversion of 150 shares of Ashland Coal Class B Preferred Stock. Each share of Ashland Coal Class B Preferred Stock and Class C Preferred Stock, par value $100 per share, of Ashland Coal ("Ashland Coal Class C Preferred Stock") is convertible into 18,346 shares of Ashland Coal Common Stock and the holder thereof is entitled to cast 18,346 votes on matters submitted to a vote of Ashland Coal stockholders.
         By virtue of the Voting Agreement, pursuant to which Ashland has agreed with Arch Mineral that it will not, until the earlier of the Effective Time of the Merger (as defined in the Merger Agreement) or the date on which the Merger Agreement is terminated, dispose of such shares, Ashland and Arch Mineral may be deemed to have shared power to dispose of such shares. Such power represents approximately 56.8% of the combined voting power of Ashland Coal Common Stock outstanding on April 4, 1997.

                                                            Page 7 of 7 pages

         Other than Ashland Coal Common Stock acquired pursuant to Ashland Coal's DRIP, neither Ashland nor any of the persons listed in Item 2 hereof has effected any transactions relating to Ashland Coal Common Stock or Class B Preferred Stock within the past 60 days. Except as reported herein with respect to voting and dispositive authority over the Ashland Coal Common Stock and Class B Preferred Stock shared with Arch Mineral, no person has the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the shares described in the preceding paragraph.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as set forth in this statement, neither ashland nor any of the persons named in item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Ashland Coal, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         7.1      Merger Agreement
         7.2      Voting Agreement


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 April 15, 1997
                                       --------------------------------
                                                    (Date)

                                        /s/  Thomas L. Feazell
                                       --------------------------------
                                       Thomas L. Feazell
                                       Senior Vice President, General Counsel
                                       and Secretary

                                SCHEDULE I


                     DIRECTORS AND EXECUTIVE OFFICERS
                                    OF
                               ASHLAND INC.
               PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES



    DIRECTORS                        PRINCIPAL OCCUPATION*
--------------------     ----------------------------------------------------

Jack S.  Blanton         Chairman  of  the  Board  of  Houston
                         Endowment,  Inc. and  President  of Eddy  Refining
                         Company, Houston, Texas

Thomas E. Bolger         Chairman of the Executive  Committee of
                         the   Board   of   Bell   Atlantic    Corporation,
                         Philadelphia, Pennsylvania

Samuel C.  Butler        Partner  of  Cravath,  Swaine & Moore,
                         Attorneys, New York, New York

Frank C.  Carlucci       Chairman of the Board of the Carlyle
                         Group, Washington, D.C.

Paul W.  Chellgren       Chairman  of the  Board  and  Chief
                         Executive   Office  of  Ashland   Inc.,   Ashland,
                         Kentucky

James B. Farley          Retired Chairman and Current Trustee of Mutual of
                         New York, New York

Ralph E. Gomory          President of the Alfred P. Sloan Foundation,
                         New York, New York

Mannie L. Jackson        Majority owner and Chairman of the Harlem
                         Globetrotters, International

Patrick F. Noonan        Chairman of the Board of The Conservation Fund,
                         Arlington, Virginia

Jane C. Pfeiffer         Management Consultant, Greenwich, Connecticut

Michael D. Rose          Chairman of the Board of Promus Hotel Corporation,
                         Memphis, Tennessee

    DIRECTORS                        PRINCIPAL OCCUPATION*
--------------------     ----------------------------------------------------

William L. Rouse, Jr.    Investments, Naples, Florida

Dr. Robert B. Stobaugh   Professor, Emeritus Harvard Business School, Boston,
                         Massachusetts




*  For business addresses, see Item 2.

EXECUTIVE OFFICERS                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
------------------                ----------------                            --------------------

Paul W. Chellgren                 P. O. Box 391                               Chairman of the Board and
                                  Ashland, KY  41114                          Chief Executive Officer



John A. Brothers                  Ashland Chemical Company,                   Executive Vice President
                                   a Division of Ashland Inc.
                                  P.O. Box 2219
                                  Columbus, OH  43216

James R. Boyd                     P. O. Box 391                               Senior Vice President and
                                  Ashland, KY  41114                          Group Operating Officer

J. Marvin Quin                    P. O. Box 391                               Senior Vice President and
                                  Ashland, KY  41114                          Chief Financial Officer

Thomas L. Feazell                 P. O. Box 391                               Senior Vice President,
                                  Ashland, KY  41114                          General Counsel and
                                                                              Secretary

Robert E. Yancey, Jr.             P. O. Box 391                               Senior Vice President and
                                  Ashland, KY 41114                           President, Ashland
                                                                              Petroleum Company, a
                                                                              Division of Ashland Inc.

Harry M. Zachem                   P. O. Box 391                               Senior Vice President,
                                  Ashland, KY  41114                          External Affairs

David J. D'Antoni                 Ashland Chemical Company,                   Senior Vice President;
                                  a Division of Ashland Inc.                  President, Ashland
                                  P. O. Box 2219                              Chemical Company, a
                                  Columbus, OH  43216                         Division of Ashland Inc.

John F. Pettus                    P. O. Box 14000                             Senior Vice President;
                                  Lexington, KY  40512                        President, SuperAmerica
                                                                              Group, a Division of
                                                                              Ashland Inc.

Charles F. Potts                  APAC, Inc.                                  Senior Vice President;
                                  3340 Peachtree Rd., NE                      President, APAC, Inc.
                                  Tower Place
                                  Atlanta, GA  30326

EXECUTIVE OFFICERS                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
------------------                ----------------                            --------------------

Paul T. Tiefel                    14701 St. Mary's Lane                       Vice President; President
                                  Houston, TX  77079                          Blazer Energy Corp.

James J. O'Brien                  P.O. Box 1400                               Senior Vice President; President,
                                  Lexington, KY 40512                         The Valvoline Company, a
                                                                              Division of Ashland Inc.

John W. Dansby                    P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President; Treasurer

Kenneth L. Aulen                  P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President; Controller

Philip W. Block                   P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President

Fred E. Lutzeier                  P. O. Box 391                               Auditor
                                  Ashland, KY  41114


                                  EXHIBIT INDEX

Exhibit
No.             Description
-------         -----------

7.1 Agreement and Plan of Merger, dated as of April 4, 1997 among Arch Mineral Corporation,
               AMC Merger Corporation and Ashland Coal, Inc.
               (Filed herewith.)

7.2 Voting Agreement, dated as of April 4, 1997, by and between Arch Mineral Corporation and Ashland Inc. (Filed herewith.)